UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                     Familymeds Group, Inc.
               (formerly known as DrugMax, Inc.)
               ---------------------------------
                        (Name of Issuer)

             Common Stock, $.001 par value per share
             ---------------------------------------
                 (Title of Class of Securities)

                            262240104
                            ---------
                         (CUSIP Number)

                        December 31, 2006
                        -----------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262240104               SCHEDULE 13G              Page 2 of 10


 1   Name of Reporting Person           MEDCAP MANAGEMENT & RESEARCH LLC

     IRS Identification No. of Above Person                   94-3411543

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                        742,925
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   742,925
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each                742,925
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              10.0%

 12   Type of Reporting Person                                        IA

CUSIP No. 262240104               SCHEDULE 13G              Page 3 of 10


 1   Name of Reporting Person                       MEDCAP PARTNERS L.P.

     IRS Identification No. of Above Person                   94-3412423

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                        742,925
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   742,925
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each                742,925
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              10.0%

 12   Type of Reporting Person                                        PN

CUSIP No. 262240104               SCHEDULE 13G              Page 4 of 10


 1   Name of Reporting Person                              C. FRED TONEY

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                        742,925
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   742,925
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each                742,925
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              10.0%

 12   Type of Reporting Person                                     IN/HC

CUSIP No. 262240104               SCHEDULE 13G              Page 5 of 10

Item 1(a).  Name of Issuer:

            Familymeds Group, Inc. (formerly known as DrugMax, Inc.)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            312 Farmington Avenue
            Farmington, CT  06032

Item 2(a).  Names of Persons Filing:

            MedCap Management & Research LLC ("MMR")

            MedCap Partners L.P. ("MedCap Partners")

            C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business address of the reporting persons is 500 Third Street, Suite 535, San Francisco, CA 94107.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of pages 2, 3 and 4 of this
Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e).  CUSIP Number:

            262240104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

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CUSIP No. 262240104               SCHEDULE 13G              Page 6 of 10

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-
            1(b)(1)(ii)(J).

Item 4.  Ownership.

            Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

            MedCap Partners holds 543,856 shares of the Issuer's common stock and warrants exercisable for up to 307,990 shares of the Issuer's common stock. MedCap Master Fund, L.P. ("MedCap Master Fund") and MedCap Partners Offshore, Ltd., a "feeder fund", hold warrants exercisable for up to 43,394 shares of the Issuer's common stock. MedCap Master Fund is a Master Fund which contains substantially all of the assets of the "feeder fund," MedCap Partners Offshore, Ltd.

            The exercise of the warrants is subject to restrictions (the "Limitations on Exercise") that prohibit exercise to the extent that the number of shares of the Issuer's common stock beneficially owned by MedCap Partners or MedCap Master Fund and their affiliates and other persons whose beneficial ownership is aggregated with them would exceed 9.99% of the total number of issued and outstanding shares of the Issuer's common stock, including for such purpose the shares of common stock issuable upon such exercise.

            Based on 6,693,762 shares of common stock of the Issuer outstanding as of November 10, 2006, as indicated in the Issuer's Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006, the Reporting Persons have the right to acquire up to 199,069 shares of the Issuer's Common Stock through the exercise of the warrants.

            MMR, as general partner and investment manager of MedCap Partners and C. Fred Toney as managing member of MMR, may be deemed to beneficially own the securities owned by MedCap Partners in that they may be deemed to have the power to direct the voting or disposition of such securities.

CUSIP No. 262240104               SCHEDULE 13G              Page 7 of 10

            Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or C. Fred Toney is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and MMR and C. Fred Toney disclaim beneficial ownership as to the securities, except to the extent of their respective pecuniary interests therein.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.  Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

            MMR is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, MMR has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

CUSIP No. 262240104               SCHEDULE 13G              Page 8 of 10

Item 10.  Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2007        MEDCAP MANAGEMENT & RESEARCH
                                 LLC


                                 By:/s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member



                                 /s/ C. Fred Toney
                                 -------------------------------------
                                 C. FRED TONEY




            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 262240104               SCHEDULE 13G              Page 9 of 10



                            Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2007        MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member




                          EXHIBIT INDEX

        Exhibit A      Joint Filing Undertaking     Page 10

CUSIP No. 262240104               SCHEDULE 13G             Page 10 of 10


                            EXHIBIT A

                    JOINT FILING UNDERTAKING

            The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 13, 2007        MEDCAP MANAGEMENT & RESEARCH
                                 LLC


                                 By:/s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member

                                 MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -------------------------------------
                                 C. Fred Toney